File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

03 June 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released yesterday.

Yours faithfully,

pp. **Gemma Knowles**
Company Secretarial Assistant

Encl.

Severn Trent Plc
3 June 2004

Colin Matthews to succeed Robert Walker as Group Chief Executive
Rachel Brydon Jannetta to join Severn Trent Plc Board
Brian Duckworth to step down from Severn Trent Plc Board

Severn Trent Plc announces today the appointment of Colin Matthews as its new Group Chief Executive, succeeding Robert Walker when he retires in February 2005.

Colin Matthews, aged 48, is at present CEO of Hays Plc and has been a non-executive director of Severn Trent Plc since October 2003. He will join Severn Trent on 6 September 2004 as Group Chief Executive Designate to facilitate a smooth transition into his new role.

David Arculus, Chairman of Severn Trent Plc, said: *"We are extremely pleased Colin has agreed to take over as Group Chief Executive from February 2005 and we thank Robert for five years of successful leadership.*

"Colin has already impressed us with his contribution to the Board's work and I am confident he will ensure the continued development of Severn Trent as a leading environmental services group.

"His wide experience with America's General Electric Company, British Airways, Transco and Hays means we have appointed a first class individual with an engineering and operational background who can build on the success of our core businesses of water, waste and laboratories. We are fortunate to have secured a man of his talents."

Colin Matthews said: *"I am delighted to accept this exciting challenge to build on work so ably undertaken by Robert Walker in the past five years. I look forward to joining a group with such a great track record and so well-placed for the future."*

Severn Trent announces today a new appointment to the Severn Trent Plc Board, Rachel Brydon Jannetta, aged 44, President and CEO of Severn Trent Laboratories and based in America. She will join the Board in September.

"In her leadership of Laboratories Rachel has demonstrated a real talent for growing a business and we warmly welcome her to the Board." said Mr Arculus.

Severn Trent Plc announces today that Brian Duckworth has decided to step down as Managing Director of Severn Trent Water and from the Severn Trent Plc Board at the end of August. However, he will continue as an employee of the group until March 2005 to ensure his expertise is available to help complete the regulatory process for the AMP4 review.

Brian Duckworth said: *"I feel it's the right time for me, at the age of 55, to seek fresh opportunities. After 10 years as Managing Director of Severn Trent Water, I will*

have seen the company through privatisation and three regulatory reviews when I leave next year. I shall be leaving a business in good shape with a great team of people dedicated to customer service as well as financial results."

Mr Arculus said: *"Brian has served Severn Trent for 30 years with distinction and we thank him for his outstanding contributions to Severn Trent and the water industry, not just in the Midlands but nationally and internationally. We shall have the benefit of his experience and advice until the AMP4 review process has been completed."*

For further information contact:

Peter Gavan
Director of Corporate Affairs 0121 722 4310

Julian Wais
Head of Investor Relations 0121 722 4310

Simon Holberton
Brunswick 0121 722 4310

Footnote:

Colin Matthews MA CEng. He joined the Board on 17 October 2003. He is a Chartered Engineer who has worked in Japan, France, Canada and the UK. He worked for the (American) General Electric Company for nine years and subsequently spent five years at British Airways, first as Director of Engineering then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. He then joined the Board of Lattice Group Plc as Group Managing Director of Transco until its merger with the National Grid. He has held his current position as CEO of Hays Plc since November 2002. Mr Matthews holds a first class degree in Engineering from Cambridge University.

Rachel Brydon Jannetta FCCA. She has worked for the Bank of Scotland, Scottish and Newcastle Breweries, Gerber Lander and Gee, and Allied Maples Group (Allied Carpets). She joined Severn Trent in 1993 as Managing Director of Severn Trent Laboratories. She is a Fellow of the Chartered Association of Certified Accountants.